Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

FINAL TRANSCRIPT

Thomson StreetEvents™

LWSN - Lawson Software, Inc. Investor Call with Lehman Brothers

Event Date/Time: Jun. 14. 2005 / 12:00PM ET

FINAL TRANSCRIPT

Jun. 14. 2005 / 12:00PM, LWSN - Lawson Software, Inc. Investor Call with Lehman Brothers

CORPORATE PARTICIPANTS

Richard Lawson

Lawson Software, Inc. - Chairman of the Board

Harry Debes

Lawson Software, Inc. - CEO

Barbara Doyle

Lawson Software, Inc. - Investor Relations

Bob Barbieri

Lawson Software, Inc. - CFO, EVP

Romesh Wadhwani

Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

PRESENTATION

Operator

Thank you for standing by, and I’d like to remind all participants that they are going to be on a listen only mode until the question-and-answer portion of the conference.

Today’s conference is being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the conference over to Miss Barbara Doyle from Lawson Software. Ma’am, you may begin.

Barbara Doyle - Lawson Software, Inc. - Investor Relations

Thank you very much, and welcome everybody here and (Audio Glitch) also on the call. I’ve got to cover Safe Harbor statement, and also let you know do some additional (Audio Glitch) can be found.

As you know, what we’ll be talking about today contains some forward-looking statements regarding management (Audio Glitch) intents and believes, but there are a number of things that could cause actual results to differ materially, so everybody needs to be aware of that.

And to find additional information Lawson intends to file a registration statement on form F4, containing in the proxy statement, prospectus, and offer and memo in connection (Audio Glitch). Everything will be mailed to current stockholders, and everybody can get this. It’s publicly available at www.Lawson.com.

Also need to let you know that Lawson and its directors and executive officers, may be deemed to be participants and in the participation in connection (Audio Glitch). So a lot of information available on our website. All of this will all be recorded. As you know, it is subject there are objections (Audio Glitch).

So, today we’ve Harry Debes, the new CEO of Lawson Software, Bob Barbieri, the CFO of Lawson, and the deputy (Audio Glitch), Dr. Romesh Wadhwani, Chairman of Intentia, and designated co-chairman of the new company and Richard Lawson, Chairman of the Board of Lawson, and designated co-chair of (Audio Glitch).

What we’d like to cover today is really not go over a lot of the deal. We will capitalize this strategic rationale, really the value — the primary purpose of today is to introduce some of the new participants to you, and also to give a little bit more background into Intentia. A lot of the transformation work that has been going on at Intentia, that has not necessarily shown up on the financial statement, so we wanted to provide some additional information on the company of (Audio Glitch) we were looking at (Audio Glitch) and then after that, open it up for questions.

And with that, let me handed over to Richard Lawson.

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Thanks Barbara. I also want to welcome everybody that’s here in the room, and those that are on the call, and I want to personally convey my excitement for this opportunity when talking about (Audio Glitch). Lawson Software, I founded it 30 years ago. We think — almost exactly 30 years, so we think this is the next step in the evolution of Lawson. Took us 30 years to get to it, I guess, but we look (Audio Glitch) this transaction as a global company (Audio Glitch).

So as the founder, as the Chairman of Lawson Software, and as obviously a very interested shareholder, significant shareholder in this (Audio Glitch), I think this opportunity was absolutely exciting to us (Audio Glitch) especially in the area of geographics opportunities because we’re in two different geographies and (Audio Glitch). Our critical strengths are different, but our technology is the same. I think the technology (ph) is going to save us a lot during this transition phase (ph), and the people. Obviously, ultimately a transaction, a merger, of two companies, also is about (Audio Glitch) culture.

Just (ph) got back from Sweden, talking to people there, and they know a lot about Minnesotans (ph) and there’s a lot of Swedish people there too, so we end up with a culture of different (ph) markets. Our history and (Audio Glitch), so it’s very exciting to me.

Also, it’s an exciting time at Lawson. We’re actually (Audio Glitch) traditions (ph), (Audio Glitch) and Dr. Romesh will talk about that in a minute and the pending (ph) other transition, but we are also doing that, and we have a new CEO that is available today to talk to you a little bit, and for you to ask questions to.

Harry Debes, you probably — I don’t know if people know him, I’m going to let him talk about his background more than (Audio Glitch) other than the fact that when we hired Harry we wanted him to have the skill, the energy, excitement to merge two companies together on a global basis, actually be — make one plus one equal three. Actually, increase opportunity (Audio Glitch).

Also, talking today will be Bob Barbieri, our CFO of the last four or five years, who is also going to be helping carry this transaction forward. Of course Barb has already mentioned (Audio Glitch) going to talk to you a little bit about Intentia, where they’ve been in the last 12 months, where they’re going, so it gives you a little bit more color into Lawson (Audio Glitch).

So right now, Harry, I’m going to let you get up and talk about your background, and your excitement, and how you want to be a partners of this venture.

Harry Debes - Lawson Software, Inc. - CEO

Thanks Richard. Well, good afternoon everyone. Yes, Harry, that is my name. I’ve been in the ERP space since 1977. Started off in Canada, moved to Asia-Pacific, ran GX (ph) Asia-Pacific business for 10 years, then moved to the Americas, ran the Americas business for 10 years, ran both Americas and Asia-Pacific for a while, then joined JD Edwards, ran the Americas business and transformed that business for a while, was on the team that negotiated the sale to PeopleSoft, was on the transformation and integration team, left — decided to leave voluntarily after that.

Most recently, worked for a great software company, it’s a privately owned company, it’s about $115 million revenue, doing very well, transformed that company. It was not successful (Audio Glitch) it’s a little — probably like you, I’ve spent my life looking for unpolished diamonds. I mean what am I going to do if I moved to a company like Microsoft? Transform them to significantly higher margin? That’s a challenge. I mean the already do fairly well.

I look for opportunities where I can have an impact on the business quickly, and a significant impact in the right direction, and that’s what I’ve done. At GX, I was involved in over 16 acquisitions, the most significant one of which led the Dun & Bradstreet

Software Corporation which at the time in 1998 was larger than GX, so we scaled that organization, right-sized it, made a huge change in the forethought all that organization, and that was a legacy applications that you remember McCormick have now demonstrated as big legacy applications. We transformed that business so quickly that within six months we got all the money back that we paid for that transaction.

I’ve also sold software companies, including my owned that I had for 10 years, in the mid ‘80s. And I’ve sold four of them, so I’ve been very much active. Last year, I acquired four and sold one, so this business of acquiring undervalued businesses, transforming them, giving than the opportunity to sign (ph) has been my career. It’s been all in ERP software.

When I was approached about this opportunity, after I deed a little bit of homework — of course, I’ve been familiar with Lawson and Intentia for many years because they are — have been an active player in the space (Audio Glitch). I’ve competed with both, against both, I’ve been aware of both, I’ve seen them both, but as I got a chance to look under the covers of what our actual current state of affairs was, I mean what the potential was to transformed this company, it became a compelling opportunity.

So I left a terrific company, a terrific business, doing exceptionally well, and I thought, “Wow, this is an unbelievable opportunity”, and I think I can make a difference in the company (Audio Glitch).

Let me try to share with you some of the news that you may already have heard about why I think that (Audio Glitch). Get a slide up here. So these are some of the asset that we get straightaway in the beginning of the business (ph). This is what we have to work with (ph) (Audio Glitch) in a combined organization.

A significant customer base, and you know, I’m a technology and application product agnostic. I would not be (Audio Glitch) Richard, because you would expect he has a technology (Audio Glitch), but my view is if customers like it, I love it.

And right now, there are 4000 customers who have voted with their dollars and their commitment to these two solution tracks (ph), and I’m not going to challenge their view of that market. These are loyal, existent, sustaining customers. If we had (ph) that many customers committed to your product set, there’s something you can do. There’s an asset there. There’s something you can do with that going forward.

Also, what happened with the acquisition of JD Edwards and then PeopleSoft, and the consolidation with SSA (ph) and their stripping of assets, of the acquired companies, the new (ph) market has lost its (Audio Glitch). Who is serving the midmarket today? We know that SSA would like — SAP would like to. You know that Oracle would like to, but they have all kinds of inherent challenges with their technology, and with their history, and with their cost structure, that that makes it a very difficult proposition, and a lot of other people (ph) have (Audio Glitch) idea.

What the company does have, both (ph) Lawson today, and with the combined company, will have an exceptionally strong balance sheet. That gives us the tools, some breathing room, to operate the business successfully, to deal with any potential viability questions that the other guys might want to throw against us. It also gives us the potential to do more, but we don’t want to get ahead of ourselves in terms of what we might do more, but we certainly want to have the potential to do more, and right now, (Audio Glitch) we want to focus on this integration and this transformation.

The products are strong, they are complementary, that’s a terrific advantage. We don’t have a lot of overlap; Intentia having the manufacturing, distribution, asset management solutions suite.

Also having the financials, the human resources, and the services following into the product suite, and not only it’s a terrific complement in the products, but in the geographies as well. Intentia, 90 percent of its revenue comes from AMEA. Lawson, 90 percent of its revenue comes from the Americas, from the U.S., and loss and customers would love us to support them in other parts of the world. It’s been a challenge for us. Intentia would love to take — to expand its presence and its market share in the Americas, and even though they have a foothold (ph) here, it’s been a challenge for them because of the size of the organization that they are in the U.S. We immediately sold both of those problems. Take (ph) those solution sets, which technically are in fact very complementary, and can drive them to our distribution channel. So there’s some potential for revenue growth right there.

The market size of course, by definition, given that they’ve been focused on the manufacturing sector, we’ve been focused primarily on the services sector. Now, putting this together, they expand the potential of the market. Now, we don’t want to confuse you here, we’re projecting that our revenue is going to go to $6 billion, but we’re saying the potential now is significantly higher than it was in the past.

As I said before, we will become the real supplier of choice for the midmarket because our strategy is different than SAP’s, different from Microsoft, different from SSA, is in fact not only to nurture the customers that we have, and offer them more of our solution sets, but we also plan organic growth in our market space.

We plan to sell actively solutions because we know we have the technically modern solutions that appeal to the middle market, and (Audio Glitch) demand, our license (ph) than and amongst a lot of the ISGs (ph) as to how we see customers, whether they be JD Edwards, or Maythix (ph) or Infineon or SSA, many of whom by the way are (Audio Glitch). They are thinking, “You know what? What can my getting for my Mason (ph) installers, (Audio Glitch) core (ph) vendor? I’m not comfortable with where they’re going”. Eventually, those customers will need and you home, and you relationship, a new partnership, and we think we can provide them that.

And I said before, the balance sheet is strong. And when you have all of these ingredients, and yet at the same time, the stock is trading where it is, it is a terrific set of assets with which we can transform the company.

We do have some pretty aggressive transformation plans, to fix some of the things that I think are obvious to all of view who’s been following Lawson, and some of view to have been following may be Intentia as well. You know that the license revenue growth has been a bit anemic. You know that the services margin are far below what it should be. I mean in an order of magnitude below what it should be. You know that there is the potential to offshore both development, QA, and services, which has not been yet taken advantage of.

You should expect to see us move in all those directions very very quickly. So we’re going to leverage these assets, transform the business. I think Romesh is going to talk to you about some of the actions that already have been taking place at Intentia, to transform.

So there are the trajectory. Loss and is doing OK, but there is a lot of things that we could be doing a lot better. So that’s why I’m here; I just couldn’t resist this opportunity. I’ll be available to take some more questions at the end.

Let me hand off to Romesh. Sorry, to Bob, yes.

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

Thanks, Harry. And a very good starting point because I think the increase of the couple of the transactions was for both companies in the middle of a journey, or where we are in the middle of the stage, earlier stage versus later stage. Everyone would have their own debate.

But certainly both companies moving from a momentum state, that is in a positive direction. We think it’s a very unique time, both of us to take advantage of it.

You add the energy that you’ll start to hear from the speakers. What we think it is, not only the does the deal have 1 plus 1 plus 3 potential, which you always want to have. But we think the energy level and the speed of the ramp will also help the launch.

So Harry thanks for your comments and we appreciate. Harry and I have just spent a long, sleepless weekend together on transformational planning and all of those. But the energy that set off and unfortunately there’s those that I’ll at least mention in Romesh Wadhwani, Bertrand Sciard, who’s the Chief Executive Officer of Intentia was a part of this.

And you could see folks in the room feeding off each other’s energy. I think the look is a very positive starting points, a lot of synergy, 1 plus 1 with 3, and an intensity of the speed and energy can make both of them companies even stronger and move quicker.

So what’s going on with the transaction? Let me describe those and I’ll also be available at the end of this for questions.

We’re going to take advantage of the Nasdaq position and the corporate brand of Lawson. Make that the worldwide brand, headquartered in St. Paul, Minnesota. Certainly as any global company, we will have geographic offices around the world.

But we do think we have a very strong foundation position, both the Lawson name as well as in Nasdaq. And that will be our sprinkler.

You met the leadership team. And you’ll hear Romesh speak in a moment. But Bertrand is also an important part of. He’s got a very deep background with Romesh with great drillings, agreed and see the opportunity in this transaction to basically also help in this leadership as a Chief Operating Officer to help his deep experience in international operation going forward.

We will create what will be a new Board without losing the foundation strength of each side. So it will be a combination of certain existing Board members, the titlized, and yet then announce from each company, as well as some new Board members on the title. So we’ll have a new Board to shepherd and take this Company to a new level.

And we move up the scale chain large levee, 3,500 employees, 3,000 customers. When I met Richard, I think it was about 4.5 years ago, when Lawson was for lack of a better term, stuck as a private company. One of the things that he asked me to do is would I accept the challenge to the get the Company both as processes, its structure inside as well as connection with the capital market to make it ready for public company.

We didn’t know about 9/11. We didn’t know about the technology meltdown. We didn’t know about a lot of things. But I think in a lot of that journey it was successful.

So I have a personal goal beyond all of this. When I met Richard, I said you know Richard. This would be the smallest company I’ve ever worked for. And I knew that to make kind of the natural transition.

Unfortunately still, this combination will still be the smallest company that I’ve ever worked for. So I really hope to end that statement pretty quick.

So my goal is to drive value but also add the emphasis that we need to actually drive some growth. At least that is in mind.

So let me go forward one more time.

Transaction summary, and I - there’s a lot of information. We certainly have press releases on a lot of the both on our web site and in paper format.

We would value this based on the exchange ratio at the time of the announcement at about $480 million. We will, at the time when we put out the S-4, go through a variety of pretty detailed financial communications. And the reason for us managing that is as a Swedish headquarter company, using both Swedish GAAP and international standard GAAP, Intentia right now is late-state, finalizing version of all of that reported information with us.

We felt that was important for everyone to understand. And at the same time, we can take you through some other statistics analysis as well as a more in depth view of transformation planning and integration planning.

But we wanted to gate it rather than a stream of unrelated facts and financials.

But what you will see is, even though that, and we do believe certainly it’s a sizable amount of money. But for a Company who’s run rate is in excess in the U.S. dollar terminal of $400 million with the sized customers, one statistic that at least jumps out and there’s many more to come, was that Oracle purchased PeopleSoft. I think roughly to the back of the envelope, the purchase price translated to about $850,000 per customer.

If you look at this transaction, interestingly enough, and it’s not a purchase. It’s a merger of equal. But if you just wanted to take the value and do that same calculation, it’s somewhere between $160 and $175,000 per customer.

And in many cases, perhaps the customer’s who are probably go here are far less penetrated than the customers that Oracle bought or maybe looking to move elsewhere. Where I think customers here are looking for deeper solutions and deep global capability that we’ve brought them.

Exchange ratio is the mathematics here. But the ownership’s essentially, no one folds out of an ownership, of approximately 57% to Lawson holders and about 43 for Intentia.

We announced it June 2. We’re presuming in July that we have the proxy filings. The gating item is the finalization of this conversion, of the international GAAP results. Intentia will do it. So just so you have a quick glimpse of the process.

When they complete their work, KPMG, who’s their global auditor, will do a formal audit of that work. And certainly they work together during the process.

And then Pricewaterhouse, who’s our Lawson auditors, will have a concurring point of view.

Other than that, most of the other penemetrial (ph) components of that have already been.

We’re believing that process concludes in July. Certainly we have an outer closing date inside of the year. We certainly believe we are going to be aggressive. We’ll be responsive to the regulatory bodies and whatever needs they have. But it certainly concludes much sooner than this as well.

But all of that is outside of our control.

And certainly in conditions like most is shareholder approvals and regulatory approvals. But I would say certainly nothing other than pretty normal standards.

I’ll be available at the end for questions. But with that, what I’d like to be able to introduce Romesh. And I’d like this audience as well as the folks on the phone to internalize the state of where this Company is so you could put better clarity and understand the quality that we though this combination would mean to us.

With that, Romesh?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I received the first steps and written paper announced is how to make the announcement of Intentia. But those will facilitate as well.

About 2 years ago we reached the conclusion that there was a huge outside opportunity in the outreach group and the world of very traditional enterprise software.

But there was 2 ways, 2 alternative ways in which that particular alley could be maximized.

One approach, and I would characterize FSA as being an example of that approach, is one of the old financial engineering to have a steady stream of acquisition, reconsolidate them, get rid of 13% of the head count. You generate very attractive short-term profits. Your revenues go into a steady decline, as was the case the Geac. Because you don’t understand new enhancements and products and new releases that’s what’s going to happen, trying to run a very good SAP.

If you’re an Oracle you’re not going to buy products from a technology provider that’s not truly technology. And not to mention that other technologies provided.

But short-term those companies can be very profitable and their value at 8 times EBITDA, maybe 6, maybe 10. Sometimes a little bit more than 10, also they’re not in the 6 to 8 type frame.

There isn’t very much upside to those companies unless you can increase EBITDA. So falling EBITDA is still 8 times EBITDA.

Typically those companies tend to relatively small, in the 100 to $100 million range. FSA and Geac are at the high end of that range and that’s pretty much one alternative.

The second alternative is exemplified by PeopleSoft. They’re the company on scale that was at about $2.5 billion in revenue. And moderately profitable, it wasn’t a hugely profitable company. Significant growth, but this is not a company that is exactly growing at 15% a year. It was acquired for 3 times revenue.

So the purchase price that Oracle paid was 3 times the enterprise value of the company, within the combination of scale, fund growth, public profitability.

Now speaking as one major shareholder of this combined company, I like 3 times revenue. I like 20 times EBITDA. However, I don’t personally care much for 6 to 8 times EBITDA.

So that’s not a bad outcome. It’s not a great outcome. How do you get that?

When we looked at Intentia some 24 months ago for the first time, we saw a number of key ingredients on which we felt we could build a company that would ultimately be worth a significant amount of pull over revenue.

One key ingredient was the customer base. Over 3,000 of the world’s mid market companies, mostly in Europe because intentionally the company was branded strongly in Europe. It’s not born in the U.S. It’s reasonably strong in Asia-Pacific, particularly about 85% of its revenues in Europe.

But 3,000 mid market customers in Europe makes us the number 2 mid market player in Europe after SAP.

The second thing we liked about the company was they had just gone through a technology transition for the next generation of technology. For those of you who have been in the enterprise software business or have invested in it, you will know 2 things about technology. Learning from a previous technology generation to a future one and B, an often knows the life threatening experience.

Customers abandon you. Things go wrong. You lose control of the finances. All kinds of bad and horrible things can happen. Intentia had gone through a very difficult transition. It was reflected in its very low stock price. But the technology that we have created, which was basically full speed of applications for manufacturing and distribution on a next generation Java platform built on IBM components like WebSphere, called exactly our plans for 204.

So we found that very positive. And then of course the domain expertise and the vertical knowledge that we found in the company, particularly around manufacturing and distribution, was of great value.

So we felt that this would be not the end but just the beginning of the strategy for us to participate as an investor and actively engage investors. To participate in building out a global company that in due course could have the kind of the size and scale that PeopleSoft used to have but that’s gone.

Because right now there’s a vacuum between SAP and Oracle at the top, the next largest company is Siebel at about a billion. Then after that everyone will need the next largest company in the $400 million type range. So we felt somewhere in that 1 to $2 billion type range there was an opportunity to build the next grade software company.

Now, we all knew that we had to do 4 things first. And the first order of business was the operational transformation of the Company. It improved the performance of, the business performance of Intentia.

So we made our investment and between stock in Lawson, we took a 35% volition in Intentia in February of 2004. In April the Board started a search for a new CEO. In May we got a new CEO in, Bertrand Sciard, who came from a very strong background of Geac. Appears that his value of Geac responsible for any operations. Prior to that he had had a number of senior executive positions at IBM.

But he joined the Company middle of May. I worked with him and we put together a transformation plan for the Company that we launched in July. And last year we reduced our count by 700 people. We streamlined the European operations of the business. We centered the management team of the Company. And got the Company moving in the direction of both growth and significant profitability.

A lot of progresses we made on the transformation plan. But transformation plans don’t get completed in 6 months. They get started in 6 months.

And they continue to evolve and they continue to take advantage of opportunities for further improvement. And that’s what we’ve been doing at Intentia.

We’ll show you some examples of what has been the change at Intentia. And I won’t spend too much time on slide 9. I’ll later mention to you the Company is some 20 years old, over 3,000 clients. We’ve reduced the head count from 3,000 employees to 2,300 and the number 2 mid market in Europe.

We talked about the head count side of the transformational improvements that we’ve made as a Company. It’s also important to know that we strengthening the balance sheet of the Company significantly. So prior to the strengthened, in every competitive customer deal SAP was obviously a factor, other competitors that doesn’t when a number of the deal goes well.

And there was always this overhanging issue of financial viability.

Value when you have a company with a balance sheet like SAP, they’re going to use that as their arguments 1, 2, and 3. So on a list of seek out arguments, 1, 2, and 3 are all about balance sheet.

We knew we had to strengthen the balance sheet. And last year we also made good progress on that front. We put $35 million spend on capital from $50 million. Between us we put $85 million in and we used all of that to fund the restructuring of the Company. And the rest of that is in the bank.

So that we have as of the adjusted window of 2004, $17 million in cash in the bank. And obviously that provides financial security and stability for clients. It also provides not a large, very modest size pool of capital for possible acquisitions. And that was before we began our discussions with Lawson.

You see from these numbers on slide 10 that the 700 people that we took out represented something like 27 or 28% of the total employees of the Company and it reduced the expense sector of the Company by 23%.

So it’s not common and it’s not traditional and it’s not easy. Take out 23% of the cost structure in a 12 month or in this case we had an 18-month period. And that’s exactly what we have done.

If you go to the next slide, which is slide 11, you’ll see that we will change and major improvements have occurred just between the old Intentia, which is pre our investment in the Company, and the new Intentia, which is post our investment in the Company. And there will be dramatic improvement on the revenue side. I talked about the reduction in cost.

In terms of product development, we have begun the process of offshoring to get other efficiencies and subtle improvement in the cost structure. We are now leveraging the investment of the Company had made in technology in terms of building out this new mode rapid speed of applications and driver, all on next generation platform.

And we have focused around a few key vertical markets, in particular a barrel CPG, distribution, and asset intensive manufacturing.

Because part of our strategy at Intentia has been the strength, the number of different kinds of verticals we focused on. Because if we are going to compete in 20-year verticals against SAP, which competes in 20-year verticals in the mid market. And they had an R&D product in the $10.5 billion range. And we have an R&D product in the $100 million range. Obviously it’s not going to be a fair contest. We’re going to lose.

The strategy of focusing on verticals, particularly verticals in which SAP is not that strong, is a very positive strategy for achieving high profitability and achieving growth. Because SAP is much less capable of blocking growth, particularly if you venture out, have a strong new technology platform to work with.

When you take that new Intentia and you combine it with the new Lawson’s, you get 300 greater opportunities in the marketplace because we go from having 4 key verticals at the new Intentia to 8 verticals at the new Lawson’s. We have service synergies. So beyond the individual transformational steps for positive improvement for both Lawson and Intentia have been in securing, we also have the opportunity for additional savings that come from the synergies between the 2 companies.

We are able to leverage products of one company through the distribution capabilities of the other company. Other than jobs, Lawson has a large number of clients in North America. They are manufacturing companies.

They have won the lead off the financial package of the HR package from Lawson. But Lawson’s does not have a manufacturing package.

Movex (ph) manufacturing from Intentia is considered to be one of the best manufacturing applications. They will go globally and what Intentia has been missing is a distribution and go to market capability in the US.

The day that this merger gets finally consummated, hopefully in the next could of months or so, is the day that Movex manufacturing immediately becomes available to the installed base of Lawson, representing a major revenue synergy opportunity.

Similarly, Lawson has a world class HR package and Intentia has none. The day this merger gets consummated the HR package is going to be offered to the 3000 plus clients of Intentia in Europe and APac, that represents a significant revenue synergy opportunity. So what’s really interesting about this deal is it doesn’t require us to execute a slash and burn strategy to deliver an A plan EBITDA outcome to shareholders. What’s really exciting about this deal for us at Intentia is that this combination provides a scale that is approaching a billion dollars and again if you look at market multiples, bigger companies have higher multiples, it’s a very simple equation. SAP has a 5 times revenue multiple. Oracle has a 3 or 4 times revenue multiple.

Small public companies have a 1 times multiple, scale matters, not just to clients but to shareholders. Scale matters because I will be a very large shareholder in this company, certainly one of the top 2 and it matters to me because it maximizes the return that I intend to get as a major shareholder in the company.

Profitability matters, growth is not enough and we have every expectation and certainly plan to achieve in all told, the 15% operating margins that we’ve talked about publicly, but we want to achieve those margins while also achieving growth because by doing that we hope to get the kinds of revenue multiples that profitable growth companies get as compared to profitable revenue declining companies get.

Now if you look at the Intentia fix with the product life here, we’ve talked about the expenses, if you look at slide 15 I think that is a way of capturing in one slide the performance trajectory that Intentia is on. So what slide 15 shows is a 4-month rolling average of EBITDA at Intentia. You’ll see that in the first half of 2004, performance was negative, but if you look at the last couple of quarters and you look at the trend line you’ll see that the trajectory of the business is growing increasingly positive.

This is what Lawson saw in making its decision that this deal would be in the best interest of the Lawson shareholders because by merging with Intentia when Intentia’s price is what it is today or actually at the time of the deal and keeping in mind that Lawson is only paying $160 or 170,000 per client as compared to what Oracle paid, which was $800,000 per client, from a Lawson perspective it’s a great deal, it’s a great way to build global scale, it’s a great way to build shareholder value. From a Intentia standpoint, again one could argue about whether we’re getting enough per client and enough as a multiple of revenue, but if you look at it as I do with a strategic long term or even a mid term perspective you feel building the standard scale, building the standard growth company are good high levels of profitability will generate very attractive returns for the shareholders.

Now if you look at, what happened to slide 16, but -

Unidentified Audience Member

What’s the license revenue base for Intentia on that number right here 21.6 -

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

That was about, keep in mind that 200 are seasonally requarter, it was about 7 or 8 million euro as I recall.

Unidentified Audience MemberPresenter

Okay Rob, (Audio Glitch) they run on an annual basis, think over around 60 (Audio Glitch)

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

If you look at slide 17, that shows you analyst expectations for this year for Intentia, and again if you compare ‘05 to ‘04 you will see a very dramatic change in trajectory and the reason its important to look at this slide and a couple of the previous slides I talked about is to look at the trajectory rather than the negative numbers that you see for last year as a whole, because if you look at 2004 as a whole, you’ll see a negative number around -34 or million, something like that.

And the reason is, lots of restructuring charges, 700 people in Europe, not an inexpensive thing to do and the fact that the turn in the business began in the Q3, Q4 time frame. Now look at the actual progress in Q4 and Q1, the expectations that people have for the company this year. The trajectory that the company’s on. The 4-quarter rolling average, all those show that the company has a very strong, very positive trajectory. And very strong momentum.

So to conclude, we feel that the best way to maximize our little shareholders is not just to focus on short-term cash generation and have a market cap of instead of 1 times revenues, 1.3 times revenue, but at 6 times EBITDA, 8 times EBITDA.

I believe that’s chump change. I think the upside on this deal is much larger than that and I think the upside comes from demonstrating and delivering the combination of growth and costability. That combination is not possible if you do the kinds of consolidation certain other companies are doing with 8 and 12 and 16 platforms, all of which are old, all of which are dying, you - you just cant achieve growth and profitability. You can achieve growth and profitability and you’ll get these 1.3 times revenue returns. Nothing spectacular, but its there.

We have this unique opportunity of 2 high performance technology platforms, big client base, opportunity for growth and yet through the consummation actions we are taking a lot of opportunity for dramatic improvements and profitability and we believe that will progressively, over time, allow us to be the company that replaces the vacuum, or fills the vacuum that was left behind when JD Edwards and PeopleSoft disappeared.

Oh, yes, very important point. Why should you believe that we are better than most in terms of integrating the 2 companies together? We do not have somebody even thinking about integration works so we’re going to open up a new tool and address the issue to it.

Supposed growth that company’s fears and they merge together, it’s really around the cultures of the 2 companies. To date Oracle and PeopleSoft, oil in water in terms of the cultures. You know you’re going to have a problem and Oracle solved that problem very simply, they completely threw away the entire PeopleSoft culture, fired 50% of the people, that was that.

So the money companies are going to end up with the Oracle culture, probably in the long run it means no PeopleSoft employees are going to stay and therefore all the building expertise that Oracle paid for will be lost. I think that probably half the value of the company that will have been lost because of this cultural mis-match.

To look at Lawson and Intentia, you could not imagine 2 companies with more identical cultures. In terms of commitment to the clients, home interface to the (Audio Glitch) which they invested in and implemented technology, given the ethnic background if you will of the 2 companies in terms of common knowledge in Sweden and common laws and the descendants of the people from Sweden in Minnesota as compared to something else. And there is just a tremendous similarity in cultures and we feel that takes away a huge implication there.

The second reason our companies feel is that the people doing the integration don’t have a clue as to how to integrate companies together. How we mentioned this background has done 20 acquisitions, mergers, sold 4 companies.

Bob mentioned his background has been CFO of much larger companies, has run a boatload of successful acquisitions and mergers. My background, I’ve done a whole boatload of successful acquisitions and mergers all leading to the delivery of very high value to the shareholders of any company that I’ve personally been involved with.

If you look at Bertrand (Audio Glitch), He worked at IBM and GX, engaged in very successful post-merger integration. If you look at Richard Lawson has done smaller what I have done Peter’s acquisitions as well.

So within this team we both got huge industry experience, Richard’s been there for 30 years, I’ve been there 30 years. (Audio Glitch)’s been there 26 years, Bob’s been there many years, Bertrand’s be in the industry for 25 years.

I don’t know that you’ll find any company on the face of this planet other than SAP and Oracle, than I know you wont find any other company other than SAP and Oracle, and maybe not even Oracle with a senior management team consists of a bunch of operators who have big successful software companies, done successful integrations of acquired companies and delivered great value to shareholders through their acquisition.

Third place where these often go wrong essential technology. Too much overlap in products, too much overlap in technology platforms, too much overlap in geography.

So in the process of rationalizing in a Wily Nily kind of way, you end up losing a lot of key people. You lose a lot of domain expertise, you lose some good products, you lose clients because you lose the good products, all those badly damaged revenue projections of an acquisition.

In this particular combination identical technology platforms complimentary applications, complimentary client suite, complimentary geography. So you don’t have the risk of losing the value of the intellectual property, all of the people, all of the domain activities that just about every other merger is subject to.

And board-to-board companies are looking at this merger and we’re looking very seriously at the issues of post merger integration. Very quickly, both boards are comfortable with all these factors that I’ve just described to you and very quickly completed. While merger is continental zero, we’re probably not going to get much less than they’re going to get with the (inaudible - accent) Intentia combination.

Finally, because of our experience in doing these kinds of integrations, I’m in a very successful very before, we are very on track in terms of putting together the joint integration teams and using those integration teams as a, as a capability through which we actually develop confirmation plans the further reduce the cost structure and deliver both the cost and revenue synergies that we fully expect to achieve with this merger.

Unidentified Audience Member

(inaudible - audio dropped out) at any and all of these fund (inaudible - audio dropped out)

Unidentified Audience Member

How many employees the combined company has versus what the independent companies have for that.

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

So initially it would be about 4,000 and we are not going to tell you today what the end number will a few months from now. (inaudible - microphone noise) mentioned correctly that there’s a significant overlaps in marketing, some overlaps in GMA and a huge opportunity for American accelerators movements to pull up shortly.

Unidentified Audience Member

What were the severance costs of the 700 people that you’ve that were severed from Intentia.

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I’m trying to remember it, I’m going to give you an approximate number now because I don’t remember exactly, roughly $25 to 30 million.

Unidentified Company Representative

And that, that has already been, those are all completed actions.

Unidentified Company Representative

(inaudible - talked over).

Unidentified Audience Member

I’m just trying to get an idea if there are more people to come out of Europe, its so much more (inaudible - talked over) in Europe.

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I think a good rule of thumb to use would be somewhere between, I look at an average of around $40, 45,000 would be a good number to use, for an average European employee being displaced.

Unidentified Audience Member

I know that Intentia has commenced the process of (Audio Glitch) how far along have you gotten just in terms of when, when did it actually commence?

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

It commenced probably early stage in the dialogue. Just to go back, they had thought it was to their strategic advantage to begin that conversion for any possible scenario, even to the loss and value (Audio Glitch) get to this advanced stage. I would put them in the late stage category. They’ve regionalized the approach, many of the geographies that they exist in have already been converted are at probably the last third to quarter of those finalization. Then there’s a stage at which KPMG does an audit, officially sign off on (Audio Glitch) and there certainly I think somewhere in July (Audio Glitch) thinking that’s concluded some last minute kind of polishing steps for purpose (Audio Glitch)

Unidentified Audience Member

So they were like 2 months in?

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

Yes, yes.

Unidentified Audience Member

Harry, the other thing you mentioned the Lawson Soft - services (Audio Glitch) margin is off showing a primary way in which (Audio Glitch)

Harry Debes - Lawson Software, Inc. - CEO

Its one of many (Audio Glitch) that certain number has a fairly quick impact, but its also just changing attitudes, making sure people understand. Typically what I find is that people - the (inaudible - accent) were onsite with customers in their desire to service the customer and do the right thing.

A customer - you’re onsite for a couple of months say, and a customer says, while you were here I’ve got this other problem with this question or this issue that I’d like you to take a look at. Taking them away from a job that they were meant to be engaged with and I think normally what happens is that people say, sure, no problems I’ll - because you’re my customer I want to make sure you’re happy and you have to do that.

The only problem is that they find out that that easily translates into another 5 minute exercise, its several hours or several day exercise and once that pattern begins it, it just gets repeated so that you find that you’re starting to give away days, weeks, months of an average employee.

And we just need to make sure that we explain to them and reset that mindset that says, look we’re here to do a job and while we still want to service our customer, make sure you get them to sign the change order or re-direct them to the help desk for these kinds of inquiries and that is very straight forward way to solve, to go along way, I’ve done this many many times. In the case of JD Edwards, in my first 12 months, we added $4 million of gross to the same services revenue by the way. The revenue didn’t go up, the margin went up by 40%. We didn’t do off shoring at that time but we just changed attitudes and then created incentive plans to reward them for billing not for helping.

Unidentified Audience Member

Who lead roles - I mean, there’s obviously a strong management team, co-chairman, CEO, there seems to be too many people at some level, I’m just curious how -

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

We’re going to (Audio Glitch) them and aren’t being paid. They’re too many people but they don’t - some of them don’t make-

Unidentified Audience Member

No, I just, I just wanted to figure out what the, what are your roles and responsibilities in terms of how you’re going to sort through that, who’s going to be doing what?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

The co-chairmen play normal board roles and the benefits of the co-chairmen bring to this merger, that they bring enormous experience and therefore are available to provide wisdom to Harry and Bob and the rest of the management team. There is zero active management involvement in the day-to-day operation.

Unidentified Audience Member

How much stock do you own?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I belong somewhere in the range of around 13 or 14% of the company at (inaudible - accent) merger.

Unidentified Audience Member

Are all the Lawson products (Audio Glitch) in the appropriate currency and languages so that you can leverage the Intentia in salvation (Audio Glitch)?

Harry Debes - Lawson Software, Inc. - CEO

I’m going to let Rich answer the question but I think it’s not available to all the markets.

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

We have a lot of the languages already for Europe.

Unidentified Audience Member

Are you doubled by an inspiration?

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Double buy will be getting to outlook by (Audio Glitch). (Audio Glitch) covering our grievances. You get indignity. Once you get into Java you’ve got double buy free.

Unidentified Audience Member

What about on the currency side?

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Currency we have multiple currencies already.

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

Yes, we have a couple of for instance, we have slumberjay(ph), a very large global client - I think they have some of our products in (Audio Glitch) and we have other examples of people that have taken, we just don’t have a distribution channel in those countries but for some - a global player they could take our products in those, I think that will double (Audio Glitch)

Unidentified Audience Member

What is the (Audio Glitch) give me a perspective on what the relative size of the code base of both companies, are you going to combine them, will there will like a product base which -

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

The products are very complimentary. We don’t have that essence, even combining them for example you take the manufacturing, we have no manufacturing, so that just comes across (Audio Glitch) you’re talking about - you’re talking about a code base of how many lines of code that you’re going to end up with at both companies?

Unidentified Audience Member

Yes, roughly I’m trying to see what the order of magnitude challenged - I guess I’m thinking in terms of development costs, even though you may not combine — in functionality you’re obviously taking the manufacturing functionality and layering it with your finance and HR functionality but I think that a lower level with respect to libraries and functions and what do you, you probably want to leverage that -

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Absolutely, that will be part of the detail of the transfer (Audio Glitch) confirmation team slip into where we can get structure - foundational so (Audio Glitch) be the same. Again, they’re on java already, that’s what we’re moving to with our new technology and they’re also on the platform of web spear and that sort of thing, which is what we’re on, we see that there’s some things that they’ve got we’ll use and some things we’ve have they’ll use as far as foundational (Audio Glitch) as far as the applications themselves we don’t see much overlap between us which is great so we’re not out there (Audio Glitch) what we call selling 2 different (Audio Glitch).

Harry Debes - Lawson Software, Inc. - CEO

I find the position too awkward(ph) and this is the challenge that Oracle has isn’t it. So they, in JD Edwards case you had world and one world and you add the PeopleSoft piece, now you’ve got the Oracle piece, so you’ve got 4 different HR systems, 4 different general interest systems? What are you going to do? We don’t have that as a problem. I’m not saying that we have no issues or no work ahead of us, we have some things we need to get to unfortunately on an order of magnitude this is a much simpler object to get your arms around rather than - because you’ve got customers in the other case who’ve got a huge investment in some of those, there’s a financial application to that which - now what?

Unidentified Audience Member

We’re seeing the only buyer exclusive in this transaction anyways?

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Yes, they was actually a big advocate of this, this transaction but he knew he was going onward, (Audio Glitch) personal reasons, he saw this was the absolutely best opportunity (Audio Glitch) Lawson shareholders, (Audio Glitch) he was —

Unidentified Audience Member

If the transaction didn’t occur would Harry be sitting right now?

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Possibly. There was a - he was changing (Audio Glitch) however we also said when we were in this transaction we were going to look for somebody (Audio Glitch) fit the transaction, (Audio Glitch) global experience.

Unidentified Audience Member

Harry, without the transaction would you have been in (Audio Glitch).

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

Yes.

Harry Debes - Lawson Software, Inc. - CEO

You qualified it with as interested. I would have been interested but clearly this transaction has greater potential. I think Lawson had potential stand-alone, there’s no question about that. I think combining the 2 has enormous potential.

Unidentified Audience Member

Harry, what do you see as the major impediment in Lawson historically, if you look at the last 2 years of results they’ve been less than significant and let the bigger get bigger and are taking share. How would you have corrected that extra transaction just - (Audio Glitch) you’re expected to land in market Europe (Audio Glitch)

Harry Debes - Lawson Software, Inc. - CEO

I think, well first of all slide rule in any software company is selling software, that’s where your license revenue - I think although Lawson has now taken a focus to (Audio Glitch) I mean I think its fairly ambiguous that they are vertically base organization to a large degree. I think you also have to make sure that those vertical organizations execute. That you have the right taken to on the team and that you have an unwavering commitment to the public, internal to those market segments. Its too early for me to make a comment about whether we have the right talent or not but I know that the results aren’t what we’d like them to be.

As far as margin our concern - just assuming that the revenue - when you find, as Rich said, revenue - banking up revenue doesn’t happen overnight. That’s a whole, making sure you have the right talent the right focus, the right marketing, the right e-generation, the right coverage and the right competitive information at your disposal so that takes a little while for you to change the culture and the attitude and the greater market strategy. So at least that’s going to take a little while to crank up but I know that we can crank it up.

On the bottom line side however there are a lot, there is a lot of low hanging fruit to improve the bottom line performance and that’s something that I don’t think we should have to wait too long, and we wont wait very long to see the results in that.

Unidentified Audience Member

will we see that before the deal closes?

Unidentified Company Representative

(inaudible - off-mic)

Unidentified Audience Member

(Audio Glitch) for this service margins this inten - where are the service margins (Audio Glitch)

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

In the middle of last year they ran in the central different range, up until recent actions in Q3 and Q4 they went up to the lower 20s. In Q1 they fell back to about 13%, the (inaudible - accent) understood where the issue is and I think you will see a return to a very significant and attractive margin here as time goes on.

Unidentified Audience Member

What was the issue?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

The issues was partly when we took 700 people out last year, there was an imbalance in terms of taking out the right skills in the right countries, exactly the right way while even though this line project is growing. And then end of that wherever there was imbalance there was, we have to bring contractors back in to make sure that we’re weren’t disappoint the clients with whom we (inaudible - accent) those imbalances are working their way out of the system, in fact much of that is behind us. (inaudible - accent) we find where we have a little bit of an inoculation while we’re straighten things out.

Unidentified Audience Member

700 people have been (Audio Glitch) if it weren’t for the stricter labor laws, would 2400 people have been the right number for that company at the time or...?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

If the question is is there room for further transformation, which might be a more way of asking the same question, the answer is yes. And that is not lost on the board or the management of Intentia and someone asked Harry a question a couple of minutes ago, and that was do you see some improvements even before the merger was disclosed if we asked the same question of Intentia the answer would be the same as Harry’s.

Unidentified Audience Member

A question for Richard. And what you’ve essentially done here is taken a bet on the future of a company to provide higher value. You could have chose an alternative course as they sold your company at a premium Gary, the questions is why, why take - it looks perhaps as a riskier and harder route.

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Well, taken from, take from many points of view (Audio Glitch) Actually just taking from a shareholder point of view, I think the opportunity of putting together a fighting growing entity (Audio Glitch) fill that void that (Audio Glitch) talked about is a lot more opportunity (Audio Glitch) taking a small premium stock (Audio Glitch) and (Audio Glitch) somebody else’s problem.

Now there’s other reasons just that are personal but taking from a stockholders (Audio Glitch). I think I’m going to be much better off (Audio Glitch) year from now, 2 years from (Audio Glitch) personal holdings and (Audio Glitch) I would (Audio Glitch)

Unidentified Audience Member

Do you feel that opportunity essentially existed or that you - could there have been buyers out there?

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Well, I’m assuming that, it depends on what level of premium, I mean if you go down somebody’s going to come after you, I’m assuming that but 20, 30, 40% premium, even stock price rapid pay is not even (Audio Glitch) What’s really exciting is to build something (Audio Glitch) scale (Audio Glitch) something that’s (Audio Glitch) that’s just going to add a lot more value to shareholders.

Harry Debes - Lawson Software, Inc. - CEO

I guess if (Audio Glitch) had offered $200 to share with you sitting here but it didn’t happen.

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Yes, I mean certainly (Audio Glitch) people used to ask me that when I came to - I remember employees used to come to me when we were private and say, you’re not going to sell to CA are you? (Audio Glitch) Well, CA tends to buy road kill, since we’re not road kill, the answer from that point of view would be no, but if they did come in and offer me at that time $2 or 3 billion, I said, I’m not stupid.

But I said that’s not going to happen, which its not, it wasn’t going to (Audio Glitch) you look at realistic expectations. We weren’t trying to dress the company up; at least if we wanted to dress up the company for sale we could have done that absolute (Audio Glitch) cutting out cost and that (Audio Glitch).

Unidentified Audience Member

How could you have been more aggressive in cutting cost with that? I guess what I’m trying to get to as well -

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Well, actually we’ve done -

Unidentified Audience Member

This is not a new issue -

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

No, its hot a new issue and quite honestly for the last 2 years which has been tough on lots of clients, (Audio Glitch) turbulence caused by all these other (Audio Glitch) marketplace (Audio Glitch) and I think if you look at our cash growth and our margins that we’ve done (Audio Glitch) actually pretty good for us. Not great for (Audio Glitch) world don’t get me (Audio Glitch) but I think taking on new management (Audio Glitch) we will just get back to the phase you’re talking about with our margins (Audio Glitch) for this (Audio Glitch).

So I think we can do both, I think we can achieve endless costs (Audio Glitch) all sort of growth (Audio Glitch) and we could have done it by our self and would have (Audio Glitch) no question about. (Audio Glitch) but if you’re trying to fill the void has been left by JD Edwards and (Audio Glitch) have to have a global (Audio Glitch) have to have mul (Audio Glitch) that’s what’s exciting about (Audio Glitch) nature (Audio Glitch) criticals that we’re not in (Audio Glitch) so I think we can do both together (Audio Glitch).

Unidentified Audience Member

I think its just one, parting at Intentia, business model when you look at the line items. I mean you have the large professional service (Audio Glitch) hasn’t been a business long necessarily in the US (Audio Glitch) and that, can that potentially be transformed or is that fundamental to how its operated in the (Audio Glitch)

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

The business model is being transformed, so how do you transform that business model, improve maintenance revenue because the (inaudible - accent) important model (Audio Glitch) maintenance revenue as Intentia is a much small percentage given that the previous management of Intentia didn’t focus on maintenance.

But there is now an exquisite focus on maintenance. We have a separate organization that does focus on increasing maintenance revenue. We are also beginning to show and I think you will see - you saw in Q1, maintenance revenues grew, I think something in the end to around 6 or 8% from maintenance revenues a year ago. I think those are the one maintenance will accelerate.

But the second thing is streamlining the sales organization to get more license revenue, ultimately more maintenance revenue, that’s ongoing right now, so the license revenue up and we saw the 26% at the same time last (Audio Glitch)

And then the third is to make sure that those revenue produces the same pre-tax margins as the first (Audio Glitch) because if it does we kind of don’t care, right because as we look at Oracles numbers we are 60 or 65% of their revenues are in services, not counting license, not counting maintenance, they are bit closer to improving the margins and also with this, all 3 of those initiatives are undergoing to making improved business model of (Audio Glitch).

Unidentified Audience Member

How should somebody think about target operating margin, not even loss in Intentia specifically, with all the combined experience but (inaudible - interrupted) for a mid market year, key company, what should that margin look like? What kind of scale.

Bob Barbieri - Lawson Software, Inc. - CFO, EVP

One other thing. We want to do 2 things, Harry mentioned feel free to jump in. First we’ve chatted and we certainly have internalized getting to the (Audio Glitch) quickly as possible.

At the end of the journey absolutely (Audio Glitch) but at least what you will see as investors or potential investors you’ll see a momentum, see clarity that the team (Audio Glitch) when we come out of - and maybe this kind of connects to the conclusion, the other thing we’ll do, when we come out and looking at score is we’ll provide a lot more detail in and around a variety of this, including synergy planning, integration, transformation planning and some of this will have a deeper dialogue.

But I would say, the best thing you could take away is our rapid view to get to the missing (Audio Glitch) combined organization and then a discussion during that journey of how much further we can go and at what speed. Some peoples - its all proof points because if we railed you with a number much higher than that, that would be great but since we’re not sitting there that’s looks - make that happen and we’ll bring clarity along the journey.

Unidentified Audience Member

Where did JD Edwards cap out?

Harry Debes - Lawson Software, Inc. - CEO

Was it market capital (inaudible - interrupted)

Unidentified Audience Member

Operating margins.

Harry Debes - Lawson Software, Inc. - CEO

Oh gosh, lets see, it was a figure in time for JD Edwards, when I joined in 2001 in May I think there’d been a couple of years of losses and then we got to about 4 or 5% and by the time - of bottom line by the time we (Audio Glitch)

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I’m doing a question differently, looking at a perfect business model of a $1 to 2 Billion revenues, mid market enterprise half Way Company but well mannered, certainly it’d be 20% less (Audio Glitch). That’s one man’s view. All in the applications. And I think Bob said it right, lets get to the mid teens I’m talking about carry, lets just get there is undoubtedly be room for further improvement and continuing transformation even after we get there.

Unidentified Audience Member

What do maintenance revenues, what is the norm with in terms of base, in terms of what you charge as maintenance revenue, what percentage of license.

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I will tell you what we used to charge, or what we used to accept. We asked for more but what we used to accept was sort of in the 12 to 13% range. I would have considered ridiculously low and if you had been investors and a part (Audio Glitch) at that time I would have asked to see a reject deals like that but they are now targeting 18%. So on the recently they’ve been getting 17, 18%, we are progressively trying to improve maintenance for the install there.

Unidentified Audience Member

What is your renewal rate in terms of maintenance and will this increase have you been turned back in terms of some customers just -

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

On occasion but I would say the overall renewal rate is still very high, its up in the mid 90’s.

Unidentified Audience Member

Romesh, can I ask, where are you based out of?

Romesh Wadhwani - Lawson Software, Inc. - Chairman of Intentia, Co-Chairman Designate Lawson Software

I am based in Palo Alto, in California.

Richard Lawson - Lawson Software, Inc. - Chairman of the Board

Unfortunately I think we need to go because some constraints with time.

Thank you very much and feel free to follow up. Thank you.

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